SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to               .

Commission File No. 000-11337

A.           FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Foothill Independent Bank

Partners in Your Future

401(k) Profit Sharing Plan

First Community Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.            NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp

401 West “A” Street
San Diego, California 92101

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator of the
Partners in Your Future 401(k) Plan
Glendora, California

We have audited the accompanying statements of net assets available for benefits of the Partners in Your Future 401(k) Plan (the Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year ended then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the Board of Directors of First Community Bancorp, the Plan’s sponsor, voted on May 2, 2006, to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2005 financial statements to the liquidation basis used in presenting the 2006 financial statements.

/s/ GROBSTEIN, HORWATH & COMPANY LLP
Costa Mesa, California
August 27, 2007

To the Participants and the Administrator
of Foothill Independent Bank Partners
in Your Future 401(k) Profit Sharing Plan
Glendora, California

We have audited the accompanying statement of net assets available for benefits of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) as of December 31, 2005. This statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the net assets available for benefits of Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ VAVRINEK, TRINE, DAY & CO., LLP
Rancho Cucamonga, California
May 19, 2006

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments at fair value:
Mutual funds	$2,761,676	$2,539,027
Common stock	7,425,006	8,674,414
Common/collective trust	759,204	707,958
Participant loans	97,233	203,346
Total investments	11,043,119	12,124,745
Liabilities	—	—
Net assets available for benefits	$11,043,119	12,124,745

See accompanying notes to financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets attributable to:
Investment income:
Interest and dividends	$387,883
Net depreciation in fair value of investments	(375,741)
Total investment income	12,142
Contributions:
Employer	81,113
Participants	194,038
Total contributions	275,151
Total additions	287,293
Deductions from net assets attributable to:
Benefits paid to participants	1,368,894
Administrative expenses	25
Total deductions	1,368,919
Decrease in net assets	(1,081,626)
Net assets available for benefits:
Beginning of the year	12,124,745
End of the year	$11,043,119

See accompanying notes to financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)   Description of the Plan

The following description of the Foothill Independent Bank Partners in Your Future 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)   General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Foothill Independent Bank and its subsidiaries (the Company) that have elected to participate in the Plan. Foothill Independent Bancorp and its subsidiary Foothill Independent Bank were acquired by First Community Bancorp on May 9, 2006, upon which all assets of the plan were frozen. As successor to Foothill Independent Bancorp, the Plan is administered by First Community Bancorp. First Community Bancorp intends to terminate the Plan and has received favorable determination from the Internal Revenue Service (the IRS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)   Contributions

Employees of the Company who complete six months of service are eligible to participate in the Plan. There is no age requirement. Participants can contribute, under a salary reduction agreement, up to 100% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $15,000 for 2006 and $14,000 for 2005. The Company determines the discretionary matching contribution. The Company matching contribution is in the form of First Community Bancorp stock for 2006 and Foothill Independent Bancorp stock for 2005. The Company matching contribution for 2006 was in an amount equal to 100% of the deferral rate elected by participants for deferral rates up to 4%, plus 50% of the next 2% of the participant’s compensation for that pay period. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched “catch-up” contributions in accordance with Internal Revenue Code (IRC) regulations and limitations.

(c)   Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d)   Vesting

Participant contributions are immediately fully vested. The Company fully vested the matching contributions effective with the acquisition of Foothill Independent Bancorp.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2006 and 2005

(1)   Description of the Plan (Continued)

(e)   Benefit Payments

A participant may receive a distribution of his or her entire vested account balance only upon the participant’s termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions.

For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant’s election and Plan provisions.

(f)   Participant Loans

Loans to participants may be made, at the discretion of the Plan’s administrator, for up to 50% of the participants vested account balance in an amount not less than $1,000 and not to exceed $50,000. Such loans are collateralized by the participant’s vested balance in the Plan and are for a fixed term requiring regular payments. The loans bear a reasonable rate of interest. Effective with the acquisition of Foothill Indpendent Bancorp all assets were frozen however routine loan payments were accepted by the Plan. Participants have the ability to pay the loan balance in full prior to termination of the plan or deem their outstanding loan balance as a distribution, which is subject to certain tax consequences.

(g)   Plan Termination

First Community Bancorp intends to terminate the Plan, subject to the provisions of ERISA. An application for terminating was filed with the IRS on January 16, 2007 and a favorable determination was received by letter dated July 20, 2007. The plan will be terminate within a reasonable time. Upon termination of the Plan, participant balances will be distributed to IRA accounts or the participants current employer’s plan.

(2)   Significant Accounting Policies

(a)   Basis of Accounting

The financial statements of the Plan have been prepared on the liquidation basis of accounting as of December 31, 2006 and for the year then ended.

(b)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2006 and 2005

(2)   Significant Accounting Policies (Continued)

in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)   Investment Valuation and Investment Income

The Plan’s investments are maintained in publicly traded securities and are carried at fair value based on the published market quotations. The Plan’s investments in participant loans are valued at cost, which approximates fair value. All investment values are considered to approximate the liquidation basis of accounting.

The Plan also has investments in First Community Bancorp common stock in 2006 and investments in Foothill Independent Bancorp common stock in 2005. These shares are valued at quoted market prices on a trade-date basis.

Appreciation (depreciation) in fair value of investments is the realized gain (loss) on disposition of investments plus the unrealized increase (decrease) in fair value of investments held from the beginning of the plan year or date of purchase, whichever is later. Purchases and sales of investments are recorded on a trade-date basis. Interest income and dividends are recorded on the date received.

(d)   Payment of Participant Benefits

Participant benefits are recorded when paid.

(e)   Administrative Expenses

Administrative expenses of the Plan are paid by the Company or the successor.

(f)   Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2006 and 2005

(3)   Investments

The following table presents the fair value of investments as of December 31, 2006 and 2005, with individual investments representing 5% or more of the Plan’s net assets available for benefits separately identified:

Investment	2006	2005
Foothill Independent Bancorp Common Stock	$—	$8,674,414
First Community Bancorp Common Stock	7,425,006	—
Oakmark Equity and Income II	756,947	742,361
Janus Adv:Forty/S	618,906	573,575	*
Union Bank of California-Stable Fund	759,204	707,958
Investments less than 5% of Plan assets	1,386,296	1,223,091
Loan to participants	97,233	203,346
Total	$11,043,119	$12,124,745

*                     Less than 5% as of December 31, 2005, presented for comparison only.

During the year ended December 31, 2006, the Plan’s investments (including investment securities bought, sold and held during the year) appreciated (depreciated) as follows:

Investment	2006
First Community Bancorp Common Stock	$(490,077)
Mutual funds	114,336
Total	$(375,741)

(4)   Party-in-interest Transactions

The Plan’s investment in the First Community Bancorp’s common stock amounted to $7,425,006 at December 31, 2006. The Plan’s investment in the Foothill Independent Bancorp common stock amounted to $8,674,414 as of December 31, 2005. The Plan held 142,051 and 344,482 shares of the respective companys’ common stock as of December 31, 2006 and 2005. Such investments represented 67% and 72% of the Plan’s net assets available for benefits at December 31, 2006 and 2005.

(5)   Tax Status

The IRS has determined and informed the Company by letters dated April 29, 2002, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

FOOTHILL INDEPENDENT BANK
PARTNERS IN YOUR FUTURE
401(k) PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Plan No: 001  FEIN: 95-2789830

December 31, 2006

(a) Identity of issue, borrower, lessor, or similar party	(b) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(c) Number of shares	(d) Current value
Union Bank of California, N.A.	Stable Value Fund A	759,204	759,204
PIMCO	PIMCO Real Return Bond A	26,993	287,477
Oakmark	Oakmark Equity and Income II	29,350	756,947
MFS	MFS Value A	4,458	119,337
Dreyfus	Dreyfus S&P 500	5,695	227,819
Janus Group	Janus Adv Capital Appreciation S	20,226	618,905
Franklin/Templeton	Franklin Flex Cap Growth A	2,102	89,217
Wells Fargo Investment	Advantage Small Cap Value A	13,650	420,004
Franklin/Templeton	Templeton Foreign A	5,013	68,379
Ivy Science and Technology Fund	Ivy Science and Technology Y	6,125	173,591
Common stock:
First Community Bancorp	Common stock	142,051	7,425,006
Participant loans	Participant loans, interest rates from 4.00% to 9.50%; maturity dates from April 2007 to August 2027		97,233
	Total investments held at end of year		$11,043,119

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOOTHILL INDEPENDENT BANK Partners in Your Future 401(k) Profit Sharing Plan
Date: September 11, 2007	/s/ JEFFREY T. KRUMPOCH
Jeffrey T. Krumpoch
Senior Vice President
First Community Bancorp